                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          Atchison Casting Corporation


                          COMMON STOCK, Par Value $0.01


                                    046613105

                          Edmundson International, Inc.
      c/o Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754




                               September 25, 2000

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Edmundson International, Inc.


2.       (a)


         (b)       X


3.       SEC Use Only


4.       AF


5.


6.       California


7.       -0-


8.       40,000


9.       -0-


10.      40,000


11.      40,000


12.


13.      .52%


14.      CO

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Dunton Foundries, LLC


2.       (a)


         (b)       X


3.       SEC Use Only


4.       WC


5.


6.       Illinois


7.       189,500


8.       -0-


9.       189,500


10.      -0-


11.      189,500


12.


13.      2.47%


14.      CO

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Consolidated Electrical Distributors, Inc.


2.       (a)


         (b)       X


3.       SEC Use Only


4.       AF


5.


6.       Delaware


7.       -0-


8.       40,000


9.       -0-


10.      40,000


11.      40,000


12.


13.      .52%


14.      CO

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Portshire Corp.


2.       (a)


         (b)       X


3.       SEC Use Only


4.       AF


5.


6.       Texas


7.       -0-


8.       40,000


9.       -0-


10.      40,000


11.      40,000


12.


13.       .52%


14.      CO

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Lincolnshire Associates, Ltd.


2.       (a)


         (b)       X


3.       SEC Use Only


4.       WC


5.


6.       Texas


7.       -0-


8.       40,000


9.       -0-


10.      40,000


11.      40,000


12.


13.       .52%


14.      PN

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.


2.       (a)


         (b)       X


3.       SEC Use Only


4.       WC


5.


6.       California


7.       -0-


8.       506,512


9.       -0-


10.      506,512


11.      506,512


12.


13.       6.61%


14.      EP

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Employees' Retirement Plan of Hajoca Corporation


2.       (a)


         (b)       X


3.       SEC Use Only


4.       WC


5.


6.       Pennsylvania


7.       169,600


8.       -0-


9.       169,600


10.      -0-


11.      169,600


12.


13.      2.21%


14.      EP

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   David D. Colburn


2.       (a)


         (b)       X


3.       SEC Use Only


4.       PF


5.


6.       Illinois


7.       205,045


8.       546,512


9.       205,045


10.      546,512


11.      751,557


12.


13.      9.81%


14.      IN

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Keith W. Colburn Trust


2.       (a)


         (b)       X


3.       SEC Use Only


4.       PF


5.


6.       Illinois


7.       2,000


8.       -0-


9.       2,000


10.      -0-


11.      2,000


12.


13.      .02%


14.      EP

CUSIP NO. 046613105                 13D                   OMB Number: 3235-0145


1.   Keith W. Colburn Retirement Plan


2.       (a)


         (b)       X


3.       SEC Use Only


4.       PF


5.


6.       Illinois


7.       2,000


8.       -0-


9.       2,000


10.      -0-


11.      2,000


12.


13.      .02%


14.      EP

CUSIP NO. 046613105                 13D                             Page 1 of 6
                              Amendment No. 2


                                  INTRODUCTION

         Edmundson International, Inc., a California corporation ("EII"), hereby files this Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

         Only those Items amended are reported herein.

         Item 2:  Identity and Background.

         This Statement is filed to reflect changes in ownership on behalf of Lincolnshire Associates, Ltd., a Texas limited partnership ("Lincolnshire"), Portshire Corp., a Texas corporation ("Portshire Corp."), Edmundson International, Inc., a California corporation ("Edmundson International"), Consolidated Electrical Distributors, Inc., a Delaware corporation ("CED"), Dunton Foundries, LLC, an Illinois limited liability corporation ("Dunton"), Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan"), Employees' Retirement Plan of Hajoca Corporation ("Hajoca Retirement Plan"), Keith W. Colburn Retirement Plan ("Colburn KEOGH"), Keith W. Colburn Trust, under Declaration of Trust, dated February 16, 1978 ("Colburn Trust"), and David D. Colburn, an individual resident of Illinois ("D. Colburn") (collectively, the "Reporting Persons").

         a. Dunton. The principal executive offices of Dunton are located at 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. Dunton is an Illinois limited liability corporation

CUSIP NO. 046613105                 13D                             Page 2 of 6
                              Amendment No. 2


formed for the purpose of making investments. D. Colburn is the sole manager of Dunton.

         b.       Colburn KEOGH.

                  The principal executive offices of Colburn KEOGH are located at Paine Webber, 5 River Drive, Suite 120, Northbrook, Illinois 60062. Colburn KEOGH is a retirement plan formed for the purpose of making investments.

         c.       Colburn Trust.

         The principal executive offices of Colburn Trust are located at 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. Colburn Trust is organized under Declaration of Trust, dated February 16, 1978, and was formed for the purpose of making investments.

         d.       D. Colburn.

         D. Colburn's place of business is 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. D. Colburn is a private investor who is a member of the Board of Directors of Atchison Casting. In addition to shares of Common Stock recently received as Director's fees, D. Colburn holds options for 10,000 shares of Common Stock. D. Colburn is a member of the Investment Committee of CED Pension Plan and the sole Manager of Dunton.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to correct prior inadvertent omissions and recent acquisition of shares by adding the following paragraph:

CUSIP NO. 046613105                 13D                             Page 3 of 6
                              Amendment No. 2


         On March 23, 1999, Colburn Trust purchased 2,000 shares of Common Stock on the open market at a purchase price of $8.24 per share, and on March 23, 1999, Colburn KEOGH purchased 2,000 shares of Common Stock on the open market at a purchase price of $8.24 per share. On March 6, 2000, Edmundson International contributed 189,500 shares of Common Stock to Dunton as an investment at a value of $7.50 per share. On January 4, 2000, D. Colburn received 10,000 shares of Common Stock as Director's fees, subject to option, at an option price of $8.75 per share, and on August 14, 2000, D. Colburn received 5,545 shares of Common Stock as Director's fees, at a value of $6.089 per share. A table identifying each transaction is included in Item 5(c) of this Amendment.

         Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10Q that it had 7,661,545 shares of Common Stock outstanding as of May 12, 2000) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

CUSIP NO. 046613105                 13D                             Page 4 of 6
                              Amendment No. 2


Reporting Person     No. of     Percentage       Power to Vote      Power to Dispose
                     Shares       of Class      Shared     Sole    Shared        Sole
                     Benef.
                     Owned
Edmundson Int.       40,000(1)      0.52%       40,000             40,000

CED                  40,000(2)      0.52%       40,000             40,000

Lincolnshire         40,000         0.52%       40,000             40,000

Portshire Corp.      40,000(3)      0.52%       40,000             40,000

Dunton Foundries    189,500         2.47%               189,500               189,500

CED Pension Plan    506,512         6.61%      506,512            506,512

Hajoca
Pension Plan        169,600         2.21%               169,600               169,600

Colburn Trust         4,000(4)      0.05%        4,000              4,000

Colburn KEOGH         4,000(5)      0.05%        4,000              4,000

D. Colburn          751,557(6)      9.81%      546,512  205,045   546,512     205,045



         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 925,157 shares, representing 12.06% of the total number of shares of Common Stock outstanding.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

           DATE                           PURCHASER                  NO. SHARES                 TOTAL  ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
03/23/99                        Colburn Trust                            2,000                       16,487
------------------------------- ---------------------------- ---------------------------- ----------------------------
03/23/99                        Colburn KEOGH                            2,000                       16,487
------------------------------- ---------------------------- ---------------------------- ----------------------------
01/04/00                        D. Colburn                              10,000                         N/A(7)
------------------------------- ---------------------------- ---------------------------- ----------------------------
03/06/00                        Edmundson                             (189,500)                  (1,421,250)
------------------------------- ---------------------------- ---------------------------- ----------------------------
03/06/00                        Dunton                                 189,500                    1,421,250
------------------------------- ---------------------------- ---------------------------- ----------------------------
08/14/00                        D. Colburn                               5,545                       33,764
------------------------------- ---------------------------- ---------------------------- ----------------------------
TOTAL                                                                   19,545                       66,738
------------------------------- ---------------------------- ---------------------------- ----------------------------

--------

(1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.

(2) See Footnote 1.

(3) See Footnote 1.

(4) Keith W. Colburn is the Trustee of the Colburn Trust, the beneficiary of the Colburn KEOGH, and is a member of the Investment Committees of CED Pension Plan and Hajoca Pension Plan.

(5) See Footnote 4.

(6) D. Colburn personally owns 5,545 shares of Common Stock and holds options for 10,000 shares of Common Stock, which is .05% of the Class. In addition, he is the sole Manager of Dunton and is a member of the Investment Committee of CED Pension Plan.

(7) Shares subject to option.

CUSIP NO. 046613105                 13D                             Page 5 of 6
                              Amendment No. 2


         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         (e)      Not applicable.

         Item 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         The first paragraph of Item 6 is amended and restated to read as follows:

         Portshire Corp., the general partner of Lincolnshire, is a wholly owned subsidiary of EII. Lincolnshire beneficially owns 40,000 shares of Common Stock. Therefore, EII, through its ownership of Portshire Corp., indirectly owns 40,000 shares of Common Stock. EII is itself a wholly owned subsidiary of CED. Therefore, through its ownership of EII and indirect ownership of Portshire Corp., CED indirectly owns 40,000 shares of Common Stock. Dunton beneficially owns 189,500 shares of Common Stock. CED Pension Plan beneficially owns 506,512 shares of Common Stock. Hajoca Pension Plan beneficially owns 169,600 shares of Common Stock. Colburn Trust beneficially owns 2,000 shares of Common Stock. Colburn KEOGH beneficially owns 2,000 shares of Common Stock. Keith W. Colburn is the Trustee of the Colburn Trust, beneficiary of the Colburn KEOGH, and a member of the Investment Committees of CED Pension Plan and Hajoca Pension Plan.
D. Colburn beneficially owns 5,545 shares of Common Stock, holds options for an additional 10,000 shares of Common

CUSIP NO. 046613105                 13D                             Page 6 of 6
                              Amendment No. 2


Stock, a total of 15,545 shares, is the sole Manager of Dunton, and is a member of the Investment Committee of CED Pension Plan.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  September 28th, 2000



                                                Edmundson International, Inc.



                                                By: /s/ John D. Parish
                                                    ----------------------------


                                                Its: V-P
                                                    ----------------------------